SO 11/25/03

**AH 11-25-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052843

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-8201

SEC MAIL RECEIVED PROCESSING NOV 06 2003 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2002 (MM/DD/YY) AND ENDING 07/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Avenue, Suite 4204
(No. and Street)

New Orleans (City) Louisiana (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Guthans A. Reynoir 504-582-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 12/15/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Guthans A. Reynoir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hattier, Sanford & Reynoir, A Limited Partnership, L.L.P., as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Guthans A. Reynoir
Signature

SR. PARTNER
Title

CHERIE T. BURLETT
NOTARY PUBLIC
Parish of Orleans, State of Louisiana
My Commission is issued for Life.

Cherie T. Burlett
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Hattier, Sanford & Reynoir
(A Limited Partnership, L.L.P.)
New Orleans, Louisiana

July 31, 2003

	Original FOCUS Report (2)	Amended FOCUS Report (1)
Computation of Net Capital		
Total partners' capital	$ 259,951	$ 252,951
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements	(8,801)	(8,801)
Loans and advances	(7,025)	(7,025)
Prepaid insurance	(2,523)	(2,523)
Federal tax deposit	(57,981)	(57,981)
Other assets	(110)	(110)
Net capital before haircuts on securities positions	183,511	176,511
Haircuts on securities:		
Trading and investment securities:		
Exempted securities	1,264	1,264
Other securities	3,662	3,662
Money market fund	6	6
	4,932	4,932
Net capital	$ 178,579	$ 171,579
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition	$ 3,010	$ 10,010
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital	$ 78,579	$ 71,579
Excess net capital at 1000%	$ 178,278	$ 170,578
Percentage of aggregate indebtedness to net capital	2%	6%

(1) There are no material differences between the above computations and the Company's corresponding Amended FOCUS REPORT PART IIA, Form X-17A-5 for the above date.

(2) The original FOCUS REPORT PART IIA, Form X-17A-5 did not include an accrual of fees for legal services during the year ended July 31, 2003 for which an invoice was received by Hattier, Sanford Reynoir after the original FOCUS report was filed.